Asure Software, Inc.

3700 N. Capital of Texas Hwy, Suite 350

Austin, Texas 78746

April 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Asure Software, Inc.

Registration Statement on Form S-3

File No.  333-254138

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asure Software, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 21, 2021, or as soon thereafter as possible.

If you have any questions, please call Katheryn A. Gettman, Esq. of Cozen O’Connor at (612) 260-9075. Thank you for your assistance.

Very truly yours,

ASURE SOFTWARE, INC.

By:	/s/ John Pence
John Pence, Chief Financial Officer